November 24, 2008

John L. Skibski
Chief Financial Officer
MBT Financial Corp.
102 E. Front Street
Monroe, Michigan 48161

> **Re:    MBT Financial Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008**
> **June 30, 2008 and September 30, 2008**
> **File No. 0-30973**

Dear Mr. Skibski:

We have reviewed your filings and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

MBT Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 20

1.    We note you recorded a large provision for loan losses during the fourth quarter due to an increase in non-performing assets and to increase the general allocation portion of the Allowance for Loan Losses due to concerns about regional economic conditions and local real estate values.  We also note the increase in non-performing assets during the third quarter.  Given the large increase in non-performing assets during the third quarter, tell us how you determined additional provision for loan losses was not required during that quarter.

Form 10-Q for Fiscal Quarter Ended September 30, 2008
Note 1- Basis of Presentation and Accounting Policies
Fair Value, page 7

2.	Please revise your disclosures in future filings to clarify that your trust preferred securities are classified in Level 3, rather than Level 2 of the fair value hierarchy.

Note 5- Allowance for Loan Losses, page 12

3.	We note your loan charge-offs exceeded your provision for the nine months ended September 30, 2008 by approximately $2.5 million.  Please tell us why you believe the provision and overall allowance is appropriate, given the level of charge-offs and the continued increase in non-performing loans.  For example, tell us if the charged-off loans were provided for in prior periods.

Note 6- Investment Securities, page 12

4.	Please tell us, and in future filings disclose the nature of your "other" available-for-sale investment securities.  Additionally, as the unrealized losses on "other securities" make up the largest portion of unrealized losses on all of your available-for-sale investment securities, revise your discussion regarding other-than-temporary impairments to discuss in detail, the information you considered in reaching the conclusion that the impairments within the "other securities" category are not other than temporary.  Refer to paragraph 17b of FSP115-1/124-1.  Provide us with your proposed future disclosure.

Note 7 – Fair Value Measurements, page 13

5.	We note that during the third quarter, the Company changed its methodology for calculating the fair values of available-for-sale investment securities issued by local municipalities from using the present value of expected future cash flows to a yield curve pricing matrix.  Further, we note the Company holds, what appears to be the same type of held-to-maturity investment securities, but continues to estimate the fair values of those securities (on a nonrecurring basis-i.e. for purposes of measuring impairment) using the present value of expected future cash flows.  Please tell us why you believe it is appropriate to calculate the fair values of the same type of securities using different methodologies.  Refer to paragraph 20 of SFAS 157.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon M. Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,


Hugh West
Accounting Branch Chief